Exhibit 99.1

Sinovac Commences Phase II Clinical Trials for Pandemic Influenza Vaccine (H5N1)
Wednesday May 9, 8:20 am ET

BEIJING, May 9 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of biopharmaceutical products in China, today announced that the China State Food and Drug Administration (SFDA) recently granted Sinovac approval to commence the Phase II clinical trial of Panflu(TM), a human use vaccine against the H5N1 strain of pandemic influenza virus. Panflu was jointly developed with China CDC.

Two types of the H5N1 vaccine were approved by the SFDA to commence clinical trials. The first type is the H5N1 whole viron inactivated vaccine for which the Phase I clinical trial was completed in 2006. The Phase Ib and II clinical trials for the H5N1 whole viron inactivated vaccine will be conducted to further test the tolerance, safety, and immunogenicity and to determine the dosage and inoculation schedule. During the Phase Ib and II trials, the age groups of the participants will be enlarged by adding youths and the elderly. The second type of vaccine is the H5N1 split viron vaccine, for which the Phase I and II clinical trials will be conducted continuously. The trials will focus on the vaccine's tolerance, safety, and immunogenicity. It is anticipated that the Phase II clinical trials will commence simultaneously for the two types of vaccines in order to determine the vaccination dosage and inoculation schedule for drafting the registration standards and specifications for the vaccine.

Mr. Weidong Yin, Chairman, President and CEO, stated, "The authorization by the SFDA is an important milestone for Sinovac as we continue to advance our pipeline of vaccines against human infectious diseases. We are developing Panflu to vaccinate humans against H5N1 given the significant concern that it may evolve into a virus capable of human-to-human transmission. The team at Sinovac has recently completed the production and testing of the vaccine that will be utilized in the trial. We look forward to commencing enrollment in June 2007."

Sinovac commenced development of Panflu in February 2004 as part of the global united battle to fight against pandemic influenza. In June 2006, the results of phase I clinical trial were unblinded and showed good immunogenicity and safety. On September 7, 2006, the results were published in "The Lancet," a global renowned medical periodical, that provided worldwide recognition for the Phase I clinical trial results of the pandemic influenza vaccine (H5N1) developed by Chinese scientists.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive(TM) (hepatitis A), Bilive(TM) (combined hepatitis A and B) and Anflu(TM) (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

      Helen G. Yang
      Sinovac Biotech Ltd.
      Tel:    +86-10-8289-0088 x871
      Fax:   +86-10-6296-6910
      Email: info@sinovac.com

     Investors/Media:

      Stephanie Carrington
      The Ruth Group
      Tel:   +1-646-536-7017
      Email: scarrington@theruthgroup.com

      Janine McCargo
      The Ruth Group
      Tel:   +1-646-536-7033
      Email: jmccargo@theruthgroup.com